Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, British Columbia

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS:

Robert Heath, Chairman & CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT LAUNCHES HIGH-RELIABILITY DATA COLLECTION PLATFORM

VANCOUVER, CANADA – JULY 17, 2003 - Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today announced the launch of its latest Data Collection Platform product, the SP-100, for use by both Semiconductor Device Makers (Fabs) and Semiconductor Equipment Manufacturers. The SP-100 is a high-reliability, small foot print computer and associated software, which is designed to provide easy access to a broad variety of equipment data, enabling high value-added solutions such as Advanced Fault Detection and e-Diagnostics.

In typical installations, the SP-100 connects between the factory Host and the Equipment and features a software pass-through mechanism to provide uninterrupted communication between the Host and the Equipment. The SP-100 communicates with the Host and Equipment using industry standard SECS or HSMS protocols. In addition, the SP-100 can merge data acquired through its RS-232 ports and its expandable analog data acquisition subsystem with SECS and HSMS data. The SP-100 is designed for high-availability, and enables the seamless integration of multiple sources of data related to a single piece of semiconductor equipment.

“The SP-100 has been rigorously tested and has been successfully deployed at several beta-sites, and is now ready for general use by customers world-wide”, said Robert Heath, Triant’s Chairman and Chief Executive Officer. “The SP-100 can be tightly integrated as part of Triant’s ModelWare Equipment Health Monitoring System, to provide a high-value solution to increase fab yield and equipment utilization.”

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.